Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

PETROALGAE INC.

THE UNDERSIGNED, being the Secretary of PetroAlgae Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), on behalf of the Corporation, hereby certifies as follows:

1.	The name of the Corporation is PetroAlgae Inc.

2.	The Corporation’s Certificate of Incorporation was filed on September 11, 2007 and amended on December 19, 2008.

3.	Article 1 of the Restated Certificate of Incorporation of the Corporation as in effect on the date hereof is amended to read as set forth below:

The name of the Corporation shall be “Parabel Inc.”

4.	This Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, I have executed this Certificate of Amendment of the Certificate of Incorporation as of this 7th day of February, 2012.

PETROALGAE INC.

By:	/s/ James P. Dietz
James P. Dietz, Secretary